Exhibit 99.1

RiT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF June 30, 2008

(UNAUDITED)

CONSOLIDATED BALANCE SHEETS

	June 30, 2008 (Unaudited) US$ (in thousands)	December 31, 2007 (Audited) US$ (in thousands)

Assets
Current Assets
Cash, cash equivalents and short term investments	3,560	3,850
Trade receivables, net	4,366	4,536
Other current assets	449	370
Inventories	3,677	3,684

Total Current Assets	12,052	12,440

Assets held for severance benefits	1,940	1,713

Property and Equipment
Cost	3,445	3,376
Less - accumulated depreciation	2,878	2,734

	567	642

Total Assets	14,559	14,795

Liabilities and Shareholders' Equity
Current Liabilities
Short term loan from principal
shareholder	2,000	-
Trade payables	3,273	3,838
Other payables and accrued expenses	1,998	2,459

Total Current Liabilities	7,271	6,297

Long-term Liability
Liability in respect of employees' severance
benefits	2,406	2,178

Total Liabilities	9,677	8,475

Shareholders' Equity
Share capital *	389	389
Treasury stock	(27)	(27)
Additional paid-in capital	32,734	32,580
Accumulated other comprehensive loss
Accumulated deficit	(28,214)	(26,622)

Total Shareholders' Equity	4,882	6,320

Total Liabilities and Shareholders' Equity	14,559	14,795

*Ordinary Shares - NIS 0.1 par value
Authorized shares: 39,979,770 as of June 30, 2008 and December 2007; issued and outstanding 14,698,574 and 14,698,574 as of June 30, 2008 and December 31, 2007, respectively (including 17,000 of which held by a subsidiary).
Deferred Shares - NIS 0.1 par value
Authorized shares: 20,230, issued and outstanding 17,030 shares as of June 30, 2008 and December 31, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	(Unaudited)		(Unaudited)
	2008	2007	2008	2007
	US$	US$	US$	US$
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Sales	5,943	4,102	10,735	9,602
Cost of sales	3,206	2,239	5,942	5,269

Gross profit	2,737	1,863	4,793	4,333

Operating costs and expenses:
Research and development:
Research and development, gross	936	1,199	1,938	2,272
Less - royalty-bearing
participation	104	49	104	110

Research and development, net	832	1,150	1,834	2,162

Sales and marketing	1,537	1,914	3,175	3,699

General and administrative	887	591	1,456	1,095

Total operating expenses	3,256	3,655	6,465	6,956

Operating Loss	(519)	(1,792)	(1,672)	(2,623)
Financial income, net	30	10	80	53

Net Loss	(489)	(1,782)	(1,592)	(2,570)

Basic and Diluted net Loss per
ordinary share	(0.03)	(0.12)	(0.11)	(0.18)

Weighted average number of
ordinary shares, used to compute
basic and diluted , net Loss per
ordinary share	14,681,574	14,670,643	14,681,574	14,658,918

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital
	Deferred Shares	Ordinary Shares	Treasury Stock	Deferred Shares	Ordinary Shares	Treasury Stock	Additional paid-in Capital	Accumulated deficit	Total
	Number of shares			US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Balance as of January 1, 2007(audited)	17,030	14,641,573	17,000	*	388	(27)	32,127	(21,320)	11,168

Changes during 2007
Exercise of options	-	40,001	-	-	1	-	45	-	46
Stock compensation expense	-	-	-	-	-	-	408	-	408
Net loss for the year	-							(5,302)	(5,302)

	17,030	14,681,574	17,000	*	389	(27)	32,580	(26,622)	6,320

Balance as of December 31,
2007 (audited)
Changes during 2008
Stock compensation expense							154		154
Net loss for the period								(1,592)	(1,592)

Balance as of June 30,2008 (unaudited)	17,030	14,681,574	17,000		389	(27)	32,734	(28,214)	4,882

—	An amount less than US$ 1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30, (Unedited)
	2008	2007
	US$ (in thousands)	US$ (in thousands)

Cash flows from operating activities:
Net Loss for the year	(1,592)	(2,570)
Adjustments to reconcile net Loss to net cash Used in operating activities:
Allowance for doubtful accounts	(3)	(39)
Depreciation	144	189
Severance pay benefits, net	1	81
Stock compensation expense	154	214

Changes in operating assets and liabilities:
Decrease in trade receivables	173	908
Decrease (increase) in other current assets	(79)	152
Decrease in inventories	7	1,106
Decrease in accounts payable and accruals:
Trade	(565)	(3,768)
Other	(461)	(68)

Net cash used for operating activities	(2,221)	(3,795)

Cash flows from investing activities:
Purchase of property and equipment	(69)	(157)

Net cash used for investing activities	(69)	(157)

Cash flows from financing activities:
Short term loan from principal shareholder	2,000	-
Proceeds from exercise of options	-	46

Net cash provided by financing activities	2,000	46

Decrease in cash and cash equivalents	(290)	(3,906)
Cash and cash equivalents at beginning of the period	3,850	6,515

Cash and cash equivalents at end of the period	3,560	2,609

Cash paid during the period for Interest	4	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. DOLLARS IN THOUSANDS

NOTE 1 – GENERAL

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management of RiT Technologies Ltd. (the “Company”), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008. Although the Company believes that the disclosure presented herein is adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s 2007 annual consolidated financial statements, which were filed as part of the Company’s annual report on Form 20-F for the year ended December 31, 2007.

Changes in Principal Shareholders and Management

On June 12, 2008, the Company announced that STINS COMAN Incorporated (“STINS COMAN”) had completed the acquisition of 41.9% of the Company’s outstanding share capital, thereby becoming its controlling shareholder (see Note 7).

Short – Term loan agreement with STINS COMAN

On June 16, 2008, the Company entered into a short-term loan agreement with STINS COMAN, the Company’s controlling shareholder, pursuant to which STINS COMAN will extend to the Company an unsecured loan of up to $4 million at an annual interest rate of 2.47%. Under the loan agreement, the Company was required to repay the outstanding principal amount and the interest accrued thereon in one payment 12 months after receipt of the funds. As of June 30, 2008, $2 million were received (see Note 7).

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these interim consolidated financial statements are identical to those applied in the preparation of the latest annual consolidated financial statements.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Accounting for Stock-based Compensation

At June 30, 2008, we had several employee compensation plans, which are more fully described on Form 20-F for the year ended December 31, 2007. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations as permitted by Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Effective January 1, 2006, we adopted the fair value recognition method detailed in SFAS 123R, Share-Based Payment using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

The fair value of each option grant is estimated on the date of grant using the Black and Scholes option pricing model using the following assumptions:

—	The current price of the share is the fair market value of such shares at the date of issuance.

—	Dividend yield of zero percent for all relevant periods.

—	Risk free interest rates are as follows:

For the period	Interest Rate (%)

January-June 2008	3.15
January-December 2007	4.51
January-December 2006	4.80

—	Expected term of 4 years for most options granted.

—	Expected volatility of 80.69% for the period ended June 30, 2008 (68.7% and 79.0% for the years ended December 31, 2007 and 2006, respectively).

Most of our option awards are generally subject to graded vesting over a service period. In those cases, we recognize compensation cost on a straight-line basis over the requisite service period for the entire award.

With respect to non-employees, we apply the fair value-based method of accounting set forth in SFAS 123R and EITF Issue No. 96–18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services” to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees from the date in which the options are fully vested.

As a result of adopting SFAS 123R on January 1, 2006, our net loss for the period ended June 30, 2007 and 2008 is higher, respectively, than if it had continued to account for share-based compensation under APB 25. We grant options at market value and therefore, under APB 25 there were no compensation expenses.

d.	Recently Enacted Accounting Pronouncements

1.	SFAS 162 – The Hierarchy of Generally Accepted Accounting Principles (SFAS 162)

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). It shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated results of operations and financial position.

NOTE 3: – CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Comprised of:

	June 30	December 31
	2008	2007
	US$ (in thousands)	US$ (in thousands)
	Unaudited	Audited

Cash and deposits (1)(2)	3,560	3,850

(1)	The deposits for June 30, 2008 are composed of:

a. $310,368 – deposit in US dollars and bearing an average annual interest of 2.14%.

b. $77,634 – deposit in NIS and bearing an average annual interest of 3.29%.

As of June 30, 2008, aforementioned deposits were pledged against the Company’s bank guaranties and an open letter of credit.

(2)	The deposits as of June 30, 2007 are in US dollars and bearing an average annual interest of 4.9% per annum.

NOTE 4: – INVENTORIES

Inventories consist of the following:

	June 30	December 31
	2008	2007
	US$ (in thousands)	US$ (in thousands)
	Unaudited	Audited

Raw materials and subassemblies	1,069	942
Work in process	450	296
Finished products	2,158	2,446

	3,677	3,684

NOTE 5 – COMMITMENTS AND CONTINGENCIES

a.	Royalty Commitments

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) on revenues from product sales, where the research and development in respect of these products was undertaken with grants from the OCS.

The Company’s obligation to pay royalties is as follows:

Projects approved prior to January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amount of grants received.

Projects approved after January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amounts of grants received, plus interest at the LIBOR rate.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at the LIBOR rate.

As of June 30, 2008, total obligation payable to the OCS, including interest to date at the above rate, amounts to approximately US$ 1 Million.

Royalties payable to the OCS are classified as part of cost of sales.

b.	Lease Commitments

1.	Premises occupied by the Company and the US subsidiary are rented under various operating leases.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha’ayin expire in December 2009 and June 2009, respectively. The lease agreement for the premises in New Jersey is open-ended and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2008. The lease agreement for the representative office in Moscow expires in March 31, 2009. Minimum future rental payments due under the above leases, at rates in effect on June 30, 2008, assuming no options are exercised, are as follows:

12 months ending June 30	US$ (in thousands)
Unaudited

2009	508
2010	202

710

Parts of the lease agreements in Israel are secured by a bank guarantee in the amount of US$ 26 thousand.

Rental expenses amounted to US$ 285 thousand, US$ 612 thousand and US$ 574 thousand for the periods ended June 30, 2008, December 31, 2007 and December 31, 2006, respectively.

2.	The Company has entered into several operating leases in respect of motor vehicles. These lease agreements expire on various dates from 2008 to 2011.

Minimum future lease payments due under the above leases on June 30, 2008, assuming no options are exercised, are as follows:

12 months ending June 30	US$ (in thousands) Unaudited

2009	271
2010	111
2011	33
Thereafter	3

418

c.	Other Commitments

As of June 30, 2008, bank guarantees in the amount of US$ 60 thousand have been issued, mostly for customs duty on importation.

NOTE 6 – SALES

a.	Classification of sales by geographical destination:

The following table sets forth, for the periods indicated, our classification of sales by geographical destinations: 1

	For the six months ended June 30, Unaudited
	2008	2007

United States	1,087	3,745
Europe	6,753	3,169
Israel	887	768
Asia Pacific	875	1,728
South America	677	-
Rest of world	456	192

	10,735	9,602

(1)	Sales are attributed to geographical areas based on location of customers.

b.	Sales by major product lines:

The following table sets forth, for the periods indicated, our revenues by major products lines (in thousands):

	For the six months ended June 30,
	2008	2007

Entreprise Solutions	9,698	9,472
Carrier Solutions	1,037	130

	10,735	9,602

NOTE 7 – Subsequent Events

On July 22, 2008, the Company entered into a binding Memorandum of Understanding with STINS COMAN (the “MOU”), for a private issuance by the Company of newly issued ordinary shares of the Company to STINS COMAN. Pursuant to the MOU, the outstanding loan amount and the interest accrued thereon pursuant to the June 2008 loan agreement (see Note 1 above) will convert, at the closing, into ordinary shares of the Company at a conversion price of $0.65 per share (the “Conversion Price”).

As contemplated by the MOU, the parties entered into a definitive purchase agreement setting forth the terms of the transaction. Rather than converting the $4 million short-term loan that STINS COMAN agreed to extend to the Company in June 2008, the purchase agreement provides for a direct investment of $4 million at a purchase price per share equal to the Conversion Price. In conjunction with the closing, the $2 million short-term loan that was previously extended to the Company was repaid in full and the loan agreement was terminated.

The closing of the transaction, which was subject, among others, to the approval of the Company’s shareholders (obtained at the 2008 Annual General Meeting that was held on August,26, 2008), occurred on September 15, 2008. Following the closing, STINS COMAN holds 12,471,242 of the Company’s shares, representing approximately 59.8% of the Company’s outstanding shares.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2008, AND NOTES THERETO, AND TOGETHER WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007. THE FOLLOWING SECTIONS MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.

BUSINESS OVERVIEW

More than a decade ago, we introduced the concept of Intelligent Physical Layer Management Solutions (IPLMS) which consists of our smart cabling system integrated with our real time management application, and today we are the leading player in the Intelligent Infrastructure Management (IIM) market which expands the IPLMS concept to additional infrastructure elements such as datacenter cabinets, power infrastructure and others.

Our enterprise solutions are designed to maximize the value of infrastructure and network investments through tools that enable effective planning and deployment, optimized daily operation and comprehensive visibility and control. Our solutions also enhance network continuity and reduce network cost of ownership.

Our carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent infrastructure management and asset management solutions for improved control, utilization and maintenance of networks and datacenters. We will seek to expand our markets and product lines by enhancing existing products, introducing new products and expanding into new markets to capitalize on our expertise in intelligent infrastructure network solutions.

We market our products in numerous countries, including through our wholly-owned subsidiary in the United States, RiT Technologies, Inc., our representative offices in Russia and China, our local representatives in the United Kingdom, Italy, Germany and the Czech Republic, our strategic alliance partners (OEM) worldwide and other channels of distribution.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.

	Six months ended June 30, 2008	Six months ended June 30, 2007

Sales	100.0%	100.0%
Cost of sales	55.4%	54.9%

Gross margin	44.6%	45.1%

Operating cost and expenses:
Research and development, gross	18.0%	23.7%

Less - royalty-bearing participation	1.0%	1.1%

Research and development, net	17.0%	22.6%
Sales and marketing	29.6%	38.5%
General and administrative	13.6%	11.4%

Total operating expenses	60.2%	72.5%

Operating Loss	(15.6)%	(27.4)%
Financial income, net	0.7%	0.6%

Net Loss for the period	(14.9)%	(26.8)%

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007

Highlights

In light of our financial position in the second half of 2007, we have determined that we should revise our cost structure. As a result, in the third quarter of 2007, we implemented a plan designed to reduce our expenses by nearly 25% per year, including a decrease of more than 30% of our workforce, primarily in R&D, operations and administration. This cost reduction plan created a positive impact on our operating expenses in the six months period ended June 2008 and assisted in reducing our net loss to $1.6 million in the six months ended June 30, 2008, compared with a net loss of approximately $2.6 million in the same period in 2007.

In June 2008, our principal shareholders, Yehuda Zisapel, the Chairman of the Board of Directors of the Company and its co-founder, Zohar Zisapel, the brother of Mr. Yehuda Zisapel, and Dr. Meir Barel, a director of the Company, completed the sale of their entire shareholdings in the Company to STINS COMAN Incorporated. In connection with this change of control, we have also experienced some changes in our senior management, and we recorded a one time expense in the amount approximately $0.3 million

Sales

Sales for the six months ended June 30, 2008 increased by $1.1 million, or 11.8%, to $10.7 million from $9.6 million for the six months ended June 30, 2007. The increase is primarily due to a significant increase in our carrier solutions revenues during the first half of 2008.

Cost of Sales

Cost of sales was approximately $5.9 million in the six months ended June 30, 2008 compared with $5.3 million in the six months ended June 30, 2007. Cost of sales as a percentage of sales was 55.4% in the six months ended June 30, 2008, compared with 54.9% in the six months ended June 30, 2007. This increase resulted mainly from the increase in our carrier solution sales. Our inventory write-down charge in 2008 was $0.1 million compared with $0. 2 million in the six months ended June 30, 2007.

Gross Margin

Gross margin decreased from 45.1% in the first half of 2007 to 44.6% in the first half of 2008, due primarily to a decrease in our high margin enterprise products sales in the first half of 2008, compared with the comparable period in 2007.

Operating Expenses

The following table sets forth, for the periods indicated, our operating expenses (in thousands):

	For the six months ended June 30,		% Change six months ended June 30, 2008 vs. 2007
	2008	2007

Research and development, net	1,834	2,162	(15.2)%
Sales and marketing	3,175	3,699	(14.2)%
General and administrative	1,456	1,095	33.0%

Total operating expenses	6,465	6,956	(7.0)%

Research and Development Expenses, Net, for the six month ended June 30, 2008 decreased by 15.2% compared to the six months ended June 30, 2007, mainly due to the cost reduction program implemented by us beginning with the third quarter of 2007. During the six months ended June 30, 2008 and 2007 we recognized $0.11 million of research and development grants from the Office of the Chief Scientist.

Sales and Marketing expenses for the six months ended June 30, 2008 decreased by 14.2% mainly due to a lower level of compensation paid to employees as a result of the implementation of the cost reduction program in the third quarter of 2007.

General and administrative expenses for the six months ended June 30, 2008 increased by 33.0% mainly due to one time expenses that we incurred in the second quarter of 2008, as a result of the changes in our principal shareholders and management.

Net Loss

We had net loss of approximately $1.6 million in the six months ended June 30, 2008, compared with a net loss of approximately $2.6 million in 2007. This 38% decrease in our net loss is attributable primarily to the decrease in our operating expenses.

Liquidity and Capital Resources

Since our initial public offering, we have met our financial requirements primarily through cash generated from operations, research and development and marketing grants from the Government of Israel, short-term bank borrowing and our sale of ordinary shares and warrants.

In June 2008, we entered into a short-term loan agreement with STINS COMAN, our controlling shareholder, pursuant to which STINS COMAN will extend an unsecured loan of up to $4 million at an annual interest rate of 2.47%. On July 22, 2008, we entered into a binding Memorandum of Understanding (“MOU”) with STINS COMAN, for a private issuance of newly issued Ordinary Shares. Pursuant to the MOU, the outstanding loan amount and the interest accrued thereon will convert, at the closing, into Ordinary Shares at a conversion price of $0.65 per share. As contemplated by the MOU, on September 11, 2008, the parties entered into a definitive Securities Purchase Agreement setting forth the terms of the transaction. Rather than converting the $4 million short term loan that STINS COMAN agreed to extend to us, the Purchase Agreement provided for a direct investment of $4 million. At the closing of the Purchase Agreement, that occurred on September 15, 2008, we issued to STINS COMAN 6,153,846 Ordinary Shares for a total investment of $4 million, reflecting a $0.65 purchase price per share. In conjunction with the closing, the $2 million short term loan that was previously extended to us was repaid in full and the Loan Agreement was terminated.

Capital expenditures were approximately $0.07 million in the six months ended June 30 2008. These expenditures were principally for machinery, computers and research and development equipment purchases. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. All of the above expenditures were paid from internally generated funds.

On June 30, 2008, we had cash ,cash equivalents and short term bank investments of approximately $3.6 million (including the $2 million loan received from STINS COMAN), compared with cash ,cash equivalents and short term bank investments of approximately $3.9 million, on December 31, 2007. The decrease in our cash was mainly caused by our loss for the period and by a significant commission payment related to 2007 revenues.

In the beginning of 2008, we arranged for a line of credit from Bank Hapoalim in the amount of $1 million schedule to expire on February 2009. On June 12, 2008 as a result of the change in the Company’s principal shareholders, the line of credit expired. As of today, the Company is in negotiations with few banks in order to arrange a new line of credit for the Company.